[COMPANY LOGO]                                                      Exhibit 99.1

                                                            Paris, May 4th, 2001


                                  Press Release



                              VIVENDI ENVIRONNEMENT


                            Revenue to March 31, 2001

                            Up 10.4% to E6.7 billion


               ANNUAL TARGETS CONFIRMED BY BUOYANT INTERNAL GROWTH


                                  ------------


         Revenue for the first quarter of 2001 increased 10.4% to reach E6.7 billion compared with E6 billion in the previous first quarter. In accordance with Vivendi Environnement's strategy, internal growth contributed over 80% to the increase. First quarter revenue was impacted by Dalkia International, which is proportionately consolidated from January 1, 2001 following the partnership agreement signed with EDF, the French power utility. Without this change, growth would have been +11.9%.


VIVENDI ENVIRONNEMENT

At March 31, 2000      At March 31, 2001    Variation 2001/2000 (*)      Internal         External          Exchange
    (in Em)                (in Em)                                       growth           growth             rate
                                                                                                            effect
     6,044                  6,674                  +10.4%                 +8.8%            +0.9%             +0.7%

(*) without the change in consolidation method for Dalkia International, growth would be 11.9%.

Changes in the consolidation scope correspond to several acquisitions of small and mid-sized companies. Exchange rate fluctuations had a positive impact of E46 million.

Revenue generated outside France came to E3.8 billion, representing 56% of the total.

WATER

At March 31, 2000     At March 31, 2001        Variation            Internal             External            Exchange
    (in Em)               (in Em)              2001/2000            growth               growth               rate
                                                                                                             effect
        2,887                 3,098                +7.3%               +5.7%                -                +1.6%

Revenue in France was buoyant (4.1%), principally due to good growth in the design-build business.

Internal growth of 7% in business outside France reflects the startup or growth in 2001 of new contracts won during 2000. These principally include the contracts in Romania, South Korea (Hyundai Petrochemical) and Taweelah in Abu Dhabi (water desalination). Revenue in the U.S. was stable year on year. The company benefited from continued good growth in municipal and industrial outsourcing, for which it won numerous new contracts. To date, the effects of the slowdown of certain sectors in the American economy have not had a significant impact on Vivendi Environnement's growth targets in the region for this year.


WASTE MANAGEMENT

At March 31, 2000     At March 31, 2001        Variation            Internal             External            Exchange
    (in Em)               (in Em)              2001/2000            growth               growth               rate
                                                                                                             effect
    1,127                 1,348                 +19.7%              +10.2%               +7.8%                +1.7%

With total growth of almost 20%, the waste management business unit continues to turn in an excellent performance in both France and the rest of the world. Revenue outside France accounted for just under 60% of the total.


In France, overall growth of 5% reflects a high level of business activity in all operating segments. This performance is to be compared to a level of activity that was already very high for the first quarter of 2000.

Internal growth in business outside France came to 15.5%, fueled principally by growth in the United States and Norway. External growth comes from the acquisition of Pacific Waste Management in Hong Kong and Rimsa in Mexico, along with various mid-sized companies.

ENERGY SERVICES

At March 31, 2000     At March 31, 2001        Variation            Internal             External            Exchange
    (in Em)               (in Em)              2001/2000            growth               growth               rate
                                                                                                             effect
    905                    940                  +3.8%               +12.4%               -8.1%                -0.5%

Actual growth for energy services reflects the change in the consolidation method applied to businesses outside France, which are now proportionately consolidated following EDF's acquisition of a stake in Dalkia International. In addition, revenue does not include EDF's energy services division, which is in the process of being transferred and will only be taken into account during the second quarter.

The 12.4% internal growth was fueled by growth outside France of 16.7%, produced principally by subsidiaries in Central Europe and the U.K., and the startup of the Novartis contract (in common with Onyx). Cogeneration business was the main driver underlying the 10.6% growth in France.

TRANSPORTATION

At March 31, 2000     At March 31, 2001        Variation            Internal             External            Exchange
    (in Em)               (in Em)              2001/2000            growth               growth               rate
                                                                                                             effect
      680                   756                 +11.1%               +8.5%                +5.4%               -2.8%


The 11.6% internal growth in France came from both urban and intercity transportation. In business outside France, the 7.5% growth is due principally to the startup of new contracts in Germany and Central Europe.

External growth of 5.4% is due to the impact on 2001 of the consolidation of GTI subsidiaries.


FCC

  At March 31, 2000     At March 31, 2001        Variation            Internal             External            Exchange
       (in E)                 (in E)             2001/2000             growth               growth               rate
                                                                                                                effect
        445                    533                +19.7%               +18.9%               +0.5%                +0.3%

FCC's revenue increased 19.7% due to new concession contracts won in municipal services, new contracts in construction and an overall favorable economic climate in Spain.

First quarter 2001 revenue does not include some of the new contracts with municipal authorities (Prague, Tangiers, Tetouan and Gorlitz) and industrial customers (Hyundai Electronic, Rhodia, P.S.A. and Renault) won at the end of 2000 or early 2001, which are scheduled to start up during the year. Based on the contribution from these contracts in the coming months, the first quarter results confirm Vivendi Environnement's medium-term growth targets.




This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to develop and achieve success for new products, services and technologies; increased competition and its effect on third-party relationships and inability to obtain new contracts; the costs associated with compliance with environmental laws; and inability to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand Vivendi Environnement's businesses. Neither Vivendi Universal nor Vivendi Environnement undertakes any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.






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                   analysts Nathalie Pinon : 33 1 71 75 01 67